SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                        IMAGING TECHNOLOGIES CORPORATION
                        --------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   45244U-104
                                 --------------
                                 (CUSIP Number)

                            American Industries, Inc.
                                    Suite 106
                             1750 N.W. Front Avenue
                             Portland, Oregon 97209
                                 (503) 222-0060
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                                  APRIL 5, 1999
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244U-104


1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     American Industries, Inc.
     IRS Identification Number: 93-0331722


2.   Check the appropriate box if a member of a group (a) / /
                                                      (b) / /


3.   SEC USE ONLY


4.   Source of Funds

     WC, OO


5.   Check box if disclosure of legal  proceedings is required pursuant to Items
     2(d) or 2(e)                                                            / /


6.   Citizenship or place of organization

     Oregon


7.   Sole Voting Power

     3,172,099*


8.   Shared Voting Power

     -0-








---------------------------
* Includes 150,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated November 13, 1998; 190,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated September 17, 1998; and 432,099 shares underlying a Convertible Subordinated Promissory Note issued to American Industries, Inc., dated September 17, 1998.

9.   Sole Dispositive Power

     3,172,099*

10.  Shared Dispositive Power

         -0-

11.  Aggregate amount beneficially owned by each reporting person

     3,172,099*


12.  Check box if the aggregate amount in row (11) excludes certain shares / /


13.  Percent of class represented by amount in row (11)

     18.81% percent*


14.  Type of Reporting Person

     CO






















---------------------------
* Includes 150,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated November 13, 1998; 190,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated September 17, 1998; and 432,099 shares underlying a Convertible Subordinated Promissory Note issued to American Industries, Inc., dated September 17, 1998.

This Amendment No. 6 to the Schedule 13D dated July 21 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated September 21, 1998, as amended by Amendment No. 2 dated October 9, 1998, as amended by Amendment No. 3 dated October 9, 1998, as amended by Amendment No. 4 dated December 4, 1998, as amended by Amendment No. 5 dated January 19, 1999, is being filed to amend Items 3, 5 and 7 as follows:

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
----------------------------------------------------------

     The funds used by American to purchase the shares held by it were provided from the working capital of American, funds advanced through a margin account with Black & Company, Inc., One S.W. Columbia Street, Portland, Oregon 97258, and from advances under a working capital line of credit with U.S. Bank (NA), 111 S.W. Fifth Avenue, Portland, Oregon 97204 in the ordinary course of business. The acquisition of 2,000,000 shares on April 5, 1999, was funded by the conversion of a previously contracted $950,000 Non-Convertible Subordinated Promissory Note, dated September 17, 1998. As of the date of this report, funds invested in the subject security by American, not including funds loaned to the issuer, aggregated $4,593,964.27.

Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5. INTERESTS IN SECURITIES OF ISSUER
-----------------------------------------

     Since the filing of Amendment No. 5 to the Original Schedule 13D, American has acquired 2,000,000 shares of the issuer's Common Stock as follows:

  DATE    NUMBER OF SHARES     PRICE PER SHARE     AGGREGATE PRICE
  ----    ----------------     ---------------     ---------------

04/05/99     2,000,000             $0.50            $1,000,000.00

     As a result of such acquisition, American holds an aggregate of 3,172,099 shares of the issuer's Common Stock, representing approximately 18.81% of the issuer's outstanding Common Stock, acquired for an aggregate consideration of $4,593,964.27. Of such shares, 190,000 shares may be acquired pursuant to the exercise of a warrant, dated September 17, 1998, held in the name of American Industries, Inc., at $2.025 per share; 150,000 shares may be acquired pursuant to the exercise of a warrant, dated November 13, 1998, held in the name of American Industries, Inc., at $1.28 per share; and 432,099 shares may be acquired pursuant to a Convertible Subordinated Promissory Note, dated September 17, 1998, held in the name of American Industries, Inc., at $1.0125 per share. American holds all such shares with sole voting power and sole dispositive power.

Item 7 of Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Exhibit 1: Imaging Technologies Corporation Common Stock Purchase Warrant dated as of November 13, 1998.

     Exhibit 2: Imaging Technologies Corporation Partial Settlement Agreement dated as of March 30, 1999.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 14, 1999              AMERICAN INDUSTRIES, INC.



                                    By: /s/ Howard H. Hedinger
                                       ------------------------------
                                       Howard H. Hedinger, Chairman